Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2025	October 31, 2024	January 31, 2024
Interest, Dividend and Fee Income
Loans	$10,121	$10,223	$9,832
Securities (Note 2)	4,120	3,966	3,439
Securities borrowed or purchased under resale agreements	1,565	1,775	1,557
Deposits with banks	817	900	1,026
	16,623	16,864	15,854
Interest Expense
Deposits	8,124	8,768	8,384
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	2,189	2,344	1,876
Subordinated debt	111	118	111
Other liabilities	801	196	762
	11,225	11,426	11,133
Net Interest Income	5,398	5,438	4,721
Non-Interest Revenue
Securities commissions and fees	288	288	269
Deposit and payment service charges	442	420	396
Trading revenues	802	696	460
Lending fees	362	338	385
Card fees	219	201	214
Investment management and custodial fees	574	544	483
Mutual fund revenues	363	347	315
Underwriting and advisory fees	380	352	344
Securities gains, other than trading (Note 2)	58	57	13
Foreign exchange gains, other than trading	76	67	64
Insurance service results (Note 5)	91	42	99
Insurance investment results (Notes 2 and 5)	60	72	(9)
Share of profit in associates and joint ventures	49	50	38
Other revenues (losses)	104	45	(120)
	3,868	3,519	2,951
Total Revenue	9,266	8,957	7,672
Provision for Credit Losses (Note 3)	1,011	1,523	627
Non-Interest Expense
Employee compensation	3,235	2,694	2,870
Premises and equipment	1,086	1,062	976
Amortization of intangible assets	288	280	279
Advertising and business development	174	227	191
Communications	86	89	101
Professional fees	146	177	138
Association, clearing and annual regulator fees	76	103	69
Other	336	(205)	765
	5,427	4,427	5,389
Income Before Provision for Income Taxes	2,828	3,007	1,656
Provision for income taxes (Note 11)	690	703	364
Net Income	$2,138	$2,304	$1,292
Attributable to:
Bank shareholders	$2,134	$2,301	$1,290
Non-controlling interest in subsidiaries	4	3	2
Net Income	$2,138	$2,304	$1,292
Earnings Per Common Share (Canadian $) (Note 10)
Basic	$2.84	$2.95	$1.73
Diluted	2.83	2.94	1.73
Dividends per common share	1.59	1.55	1.51
 The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2025 43

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2025	October 31, 2024	January 31, 2024
Net Income	$2,138	$2,304	$1,292
Other Comprehensive Income, net of taxes
Items that will subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	120	(150)	271
Reclassification to earnings of (gains) during the period (2)	(6)	(19)	(5)
	114	(169)	266
Net change in unrealized gains on cash flow hedges
Gains on derivatives designated as cash flow hedges arising during the period (3)	375	212	1,914
Reclassification to earnings of losses on derivatives designated as cash flow hedges during the period (4)	341	314	389
	716	526	2,303
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	2,612	531	(1,880)
Unrealized gains (losses) on hedges of net foreign operations (5)	(541)	(120)	327
	2,071	411	(1,553)
Items that will not be subsequently reclassified to net income
Net unrealized gains (losses) on fair value through OCI equity securities arising during the period (6)	(11)	-	8
Net gains (losses) on remeasurement of pension and other employee future benefit plans (7)	22	(123)	(91)
Net gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (8)	(88)	43	(427)
	(77)	(80)	(510)
Other Comprehensive Income, net of taxes	2,824	688	506
Total Comprehensive Income	$4,962	$2,992	$1,798
Attributable to:
Bank shareholders	$4,958	$2,989	$1,796
Non-controlling interest in subsidiaries	4	3	2
Total Comprehensive Income	$4,962	$2,992	$1,798

(1)	Net of income tax (provision) recovery of $(45) million, $55 million, $(99) million for the three months ended.
(2)	Net of income tax provision of $2 million, $7 million, $2 million for the three months ended.
(3)	Net of income tax (provision) of $(148) million, $(82) million, $(729) million for the three months ended.
(4)	Net of income tax (recovery) of $(129) million, $(118) million, $(147) million for the three months ended.
(5)	Net of income tax (provision) recovery of $208 million, $47 million, $(126) million for the three months ended.
(6)	Net of income tax (provision) recovery of $4 million, $1 million, $(3) million for the three months ended.
(7)	Net of income tax (provision) recovery of $(8) million, $21 million, $35 million for the three months ended.
(8)	Net of income tax (provision) recovery of $34 million, $(16) million, $163 million for the three months ended.
 The accompanying notes are an integral part of these interim consolidated financial statements.

4 4 BMO Financial Group First Quarter Report 2025

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	January 31, 2025	October 31, 2024
Assets
Cash and Cash Equivalents	$76,460	$65,098
Interest Bearing Deposits with Banks	3,339	3,640
Securities (Note 2)
Trading	183,264	168,926
Fair value through profit or loss	20,103	19,064
Fair value through other comprehensive income	100,257	93,702
Debt securities at amortized cost	107,444	115,188
	411,068	396,880
Securities Borrowed or Purchased Under Resale Agreements	110,632	110,907
Loans (Note 3)
Residential mortgages	194,293	191,080
Consumer instalment and other personal	93,056	92,687
Credit cards	13,520	13,612
Business and government	392,637	384,993
	693,506	682,372
Allowance for credit losses (Note 3)	(4,792)	(4,356)
	688,714	678,016
Other Assets
Derivative instruments	52,513	47,253
Customers’ liability under acceptances	521	359
Premises and equipment	6,312	6,249
Goodwill	17,485	16,774
Intangible assets	5,002	4,925
Current tax assets	2,105	2,219
Deferred tax assets	2,916	3,024
Receivable from brokers, dealers and clients	38,057	31,916
Other	52,969	42,387
	177,880	155,106
Total Assets	$1,468,093	$1,409,647
Liabilities and Equity
Deposits (Note 4)	$996,832	$982,440
Other Liabilities
Derivative instruments	66,353	58,303
Acceptances	521	359
Securities sold but not yet purchased	44,047	35,030
Securities lent or sold under repurchase agreements	122,585	110,791
Securitization and structured entities’ liabilities	46,794	40,164
Insurance-related liabilities (Note 5)	19,541	18,770
Payable to brokers, dealers and clients	41,284	34,407
Other	33,982	36,720
	375,107	334,544
Subordinated Debt	8,554	8,377
Total Liabilities	1,380,493	1,325,361
Equity
Preferred shares and other equity instruments (Note 6)	7,787	8,087
Common shares (Note 6)	23,923	23,921
Contributed surplus	363	354
Retained earnings	47,243	46,469
Accumulated other comprehensive income	8,243	5,419
Total shareholders’ equity	87,559	84,250
Non-controlling interest in subsidiaries (Note 6)	41	36
Total Equity	87,600	84,286
Total Liabilities and Equity	$1,468,093	$1,409,647
 The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2025 45

Interim Consolidated Financial Statements
Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2025	January 31, 2024
Preferred Shares and Other Equity Instruments (Note 6)
Balance at beginning of period	$8,087	$6,958
Redeemed during the period	(300)	-
Balance at End of Period	7,787	6,958
Common Shares (Note 6)
Balance at beginning of period	23,921	22,941
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	-	439
Issued under the Stock Option Plan	49	33
Treasury shares purchased	(7)	(1)
Repurchased for cancellation	(40)	-
Balance at End of Period	23,923	23,412
Contributed Surplus
Balance at beginning of period	354	328
Stock option expense, net of options exercised	8	12
Net premium on sale of treasury shares	1	11
Balance at End of Period	363	351
Retained Earnings
Balance at beginning of period	46,469	44,006
Net income attributable to bank shareholders	2,134	1,290
Dividends on preferred shares and distributions payable on other equity instruments	(65)	(40)
Dividends on common shares	(1,159)	(1,095)
Common shares repurchased for cancellation (Note 6)	(136)	-
Balance at End of Period	47,243	44,161
Accumulated Other Comprehensive (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	(321)	(464)
Unrealized gains on fair value through OCI debt securities arising during the period	120	271
Unrealized gains (losses) on fair value through OCI equity securities arising during the period	(11)	8
Reclassification to earnings of (gains) during the period	(6)	(5)
Balance at End of Period	(218)	(190)
Accumulated Other Comprehensive (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	(1,519)	(5,448)
Gains on derivatives designated as cash flow hedges arising during the period	375	1,914
Reclassification to earnings of losses on derivatives designated as cash flow hedges during the period	341	389
Balance at End of Period	(803)	(3,145)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	6,381	6,194
Unrealized gains (losses) on translation of net foreign operations	2,612	(1,880)
Unrealized gains (losses) on hedges of net foreign operations	(541)	327
Balance at End of Period	8,452	4,641
Accumulated Other Comprehensive Income on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	874	943
Gains (losses) on remeasurement of pension and other employee future benefit plans	22	(91)
Balance at End of Period	896	852
Accumulated Other Comprehensive Income (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	4	637
(Losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(88)	(427)
Balance at End of Period	(84)	210
Total Accumulated Other Comprehensive Income	8,243	2,368
Total Shareholders’ Equity	87,559	77,250
Non-Controlling Interest in Subsidiaries (Note 6)
Balance at beginning of period	36	28
Net income attributable to non-controlling interest in subsidiaries	4	2
Other	1	(1)
Balance at End of Period	41	29
Total Equity	$87,600	$77,279
 The accompanying notes are an integral part of these interim consolidated financial statements.

46 BMO Financial Group First Quarter Report 2025

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2025	January 31, 2024
Cash Flows Provided by Operating Activities
Net Income	$2,138	$1,292
Adjustments to determine net cash flows provided by operating activities:
Securities (gains), other than trading (Note 2)	(58)	(13)
Depreciation of premises and equipment	253	244
Depreciation of other assets	4	9
Amortization of intangible assets	288	279
Provision for credit losses (Note 3)	1,011	627
Deferred taxes	171	112
Share of (profit) in associates and joint ventures	(49)	(38)
Changes in operating assets and liabilities:
Trading securities	(8,092)	(17,075)
Derivative assets	(8,302)	14,927
Derivative liabilities	8,383	(13,948)
Current income taxes	24	327
Accrued interest receivable and payable	(249)	412
Insurance-related liabilities	771	2,042
Brokers, dealers and clients receivable and payable	683	2,773
Other items and accruals, net	(9,171)	(5,226)
Deposits	(9,042)	19,587
Loans	1,306	3,673
Securities sold but not yet purchased	8,058	598
Securities lent or sold under repurchase agreements	8,260	4,659
Securities borrowed or purchased under resale agreements	2,911	(2,136)
Securitization and structured entities’ liabilities	5,574	2,857
Net Cash Provided by Operating Activities	4,872	15,982
Cash Flows (Used in) Financing Activities
Net (decrease) in liabilities of subsidiaries	(994)	(4,335)
Redemption of preferred shares (Note 6)	(300)	-
Net proceeds from issuance of common shares (Note 6)	44	21
Net purchase of treasury shares	(7)	(1)
Common shares repurchased for cancellation (Note 6)	(173)	-
Cash dividends and distributions paid	(1,283)	(745)
Repayment of lease liabilities	(60)	(92)
Net Cash (Used in) Financing Activities	(2,773)	(5,152)
Cash Flows Provided by (Used in) Investing Activities
Interest bearing deposits with banks	452	(203)
Purchases of securities, other than trading	(18,556)	(24,301)
Maturities of securities, other than trading	16,700	7,089
Proceeds from sales of securities, other than trading	9,127	5,189
Net purchases of premises and equipment and software	(386)	(392)
Net Cash Provided by (Used in) Investing Activities	7,337	(12,618)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,926	(1,487)
Net increase (decrease) in Cash and Cash Equivalents	11,362	(3,275)
Cash and Cash Equivalents at Beginning of Period	65,098	77,934
Cash and Cash Equivalents at End of Period	$76,460	$74,659
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period (1)	$11,677	$10,673
Income taxes paid in the period	480	419
Interest received in the period	16,113	15,325
Dividends received in the period	726	549

(1)	Includes dividends paid on securities sold but not yet purchased.
 The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2025 47

Notes to Interim Consolidated Financial Statements
January 31, 2025 (Unaudited)
Note 1: Basis of Presentation
Bank of Montreal (the bank or BMO) is a chartered bank under the
Bank Act (Canada)
and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34,
Interim Financial Reporting
as issued by the International Accounting Standards Board (IASB) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2024, except as outlined below. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2024. We also comply with interpretations of International Financial Reporting Standards (IFRS) by our regulator, the Office of the Superintendent of Financial Institutions (OSFI). These interim consolidated financial statements were authorized for issue by the Board of Directors on February 25, 2025.
Use of Estimates and Judgments
The preparation of the interim consolidated financial statements requires management to make estimates and judgments that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.
The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses (ACL); financial instruments measured at fair value; pension and other employee future benefits; impairment of securities and investments in associates and joint ventures; income taxes and deferred tax assets; goodwill and intangible assets; insurance contract liabilities; provisions including legal proceedings and severance charges; transfers of financial assets and consolidation of structured entities. We make judgments in assessing the business model for financial assets as well as whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control structured entities. If actual results were to differ from the estimates, the impact would be recorded in future periods.
The economic outlook is subject to several risks that could lead to a less favourable outcome for the North American economy. The most immediate threat is from potential new tariffs imposed by the U.S. Federal Government on U.S. imports and retaliatory actions by trading partners. The Canadian economy and businesses face additional long-term risks in the event of an unsuccessful renegotiation of the Canada-United States-Mexico Trade Agreement by 2026. The wildfires in Los Angeles will temporarily slow growth in California before extensive rebuilding in the years ahead. Other risks include the continued conflict in Ukraine, possible renewed conflict in the Middle East, heightened tensions between the United States and China over trade relations and Taiwan, and ongoing diplomatic tensions between Canada and India. The impact on our business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market
losses, our credit ratings and regulatory capital and liquidity ratios, as well as the impacts to our customers and competitors, will depend on future developments, which remain uncertain. By their very nature, the estimates and judgments we make for the purposes of preparing our consolidated financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls in place that are intended to ensure the judgments made in estimating these amounts are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at January 31, 2025.
Allowance for Credit Losses
As detailed further in Note 1 of our annual consolidated financial statements for the year ended October 31, 2024, ACL consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired.
The expected credit losses (ECL) model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining a significant increase in credit risk is based on the change in probability of default between origination, and reporting date, assessed using probability-weighted scenarios as well as certain other criteria, such as 30 days past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment.
In determining whether there has been a significant increase in credit risk and in calculating the amount of ECL, we must rely on estimates and exercise judgment, based on what we know at the end of the reporting period, regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or a decrease in the ACL. The calculation of ECL includes the explicit incorporation of forecasts of future economic conditions. We have developed models incorporating specific macroeconomic variables that are relevant to each portfolio. Key economic variables for our retail portfolios include our primary operating markets of Canada, the United States and regional markets, where considered significant. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We exercise experienced credit judgment to incorporate multiple economic forecasts, which are probability-weighted, in the determination of the final ECL. The allowance is sensitive to changes in both economic forecasts and the probability weight assigned to each forecast scenario.
Additional information regarding the ACL is included in Note 3.

4 8 BMO Financial Group First Quarter Report 2025

Note 2: Securities
Classification of Securities
The following table summarizes the carrying amounts of the bank’s securities by classification:

(Canadian $ in millions)	January 31, 2025	October 31, 2024
Trading securities (1)	$183,264	$168,926
Fair value through profit or loss securities (FVTPL)
FVTPL securities mandatorily measured at fair value	7,232	6,850
FVTPL investment securities held by Insurance subsidiaries designated at fair value	12,871	12,214
Total FVTPL securities	20,103	19,064
Fair value through other comprehensive income (FVOCI) securities (2)	100,257	93,702
Amortized cost securities (3)	107,444	115,188
Total	$411,068	$396,880

(1)
Trading securities include interests of $28,120 million as at January 31, 2025 ($21,485 million as at October 31, 2024) in Collateralized Mortgage Obligations (CMO). We receive CMO in return for our sales of Mortgage Backed Securities (MBS) to certain structured vehicles that we do not consolidate. When we subsequently sell these CMO to third parties, but do not transfer substantially all risks and rewards of ownership to the third-party investor, or we maintain an interest in the sold instrument, we retain these CMO on our Consolidated Balance Sheet. Refer to Note 7 of our annual consolidated financial statements for the year ended October 31, 2024 for further discussion on these vehicles.

(2)	Amounts are net of ACL of $4 million ($4 million as at October 31, 2024).
(3)	Amounts are net of ACL of $3 million ($3 million as at October 31, 2024).
Amortized Cost Securities
The following table summarizes the carrying value and fair value of amortized cost debt securities:

(Canadian $ in millions)	January 31, 2025		October 31, 2024
	Carrying value	Fair value	Carrying value	Fair value
Issued or guaranteed by:
Canadian federal government	$1,955	$1,938	$2,465	$2,403
Canadian provincial and municipal governments	4,269	4,270	4,488	4,216
U.S. federal government	48,089	44,234	55,421	51,319
U.S. states, municipalities and agencies	190	188	182	180
Other governments	709	705	681	675
NHA MBS, U.S. agency MBS and CMO (1)	43,237	38,691	42,773	38,619
Corporate debt	8,995	8,852	9,178	9,049
Total	$107,444	$98,878	$115,188	$106,461

(1)	These amounts are either supported by insured mortgages or issued by U.S. agencies and government-sponsored enterprises. NHA refers to the National Housing Act.
 The carrying value of securities that are part of fair value hedging relationships are adjusted for related gains (losses) on hedge contracts.
Unrealized Gains and Losses on FVOCI Securities
The following table summarizes the unrealized gains and losses on FVOCI securities:

(Canadian $ in millions)	January 31, 2025				October 31, 2024
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	$37,302	$541	$(11)	$37,832	$33,892	$303	$(18)	$34,177
Canadian provincial and municipal governments	5,964	122	(25)	6,061	5,939	82	(25)	5,996
U.S. federal government	17,163	43	(233)	16,973	17,033	100	(168)	16,965
U.S. states, municipalities and agencies	5,019	12	(85)	4,946	5,125	24	(81)	5,068
Other governments	6,232	22	(8)	6,246	5,643	20	(7)	5,656
NHA MBS, U.S. agency MBS and CMO	24,100	59	(416)	23,743	21,570	58	(335)	21,293
Corporate debt	4,283	31	(21)	4,293	4,391	31	(52)	4,370
Corporate equity	136	27	-	163	135	42	-	177
Total	$100,199	$857	$(799)	$100,257	$93,728	$660	$(686)	$93,702
 Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.
Interest Income on Debt Securities
The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)	For the three months ended
	January 31, 2025	January 31, 2024
FVOCI securities	$1,097	$947
Amortized cost securities	805	954
Total	$1,902	$1,901

BMO Financial Group First Quarter Report 2025 4 9

Non-Interest
Revenue
Net gains and losses from securities, excluding gains and losses on trading securities, have been included in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	For the three months ended
	January 31, 2025	January 31, 2024
FVTPL securities	$49	$7
FVOCI securities - net realized gains (1)	9	8
Impairment on FVOCI and amortized cost securities	-	(2)
Securities gains, other than trading	$58	$13

(1)	Gains are net of (losses) on hedge contracts.
Interest and dividend income and gains on securities held in our Insurance business are recorded as a component of non-interest
revenue, insurance investment results, in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	For the three months ended
	January 31, 2025	January 31, 2024
Interest and dividend income	$136	$127
Gains from securities designated at FVTPL (1)	281	907
Realized gains from FVOCI securities	-	-
Total interest and dividend income and gains held in our Insurance business	$417	$1,034

(1)	Gains on these securities may be offset by certain (losses) from changes in insurance-related liabilities.

Note 3: Loans and Allowance for Credit Losses
Allowance for Credit Losses
The ACL recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The ACL amounted to $5,438 million as at January 31, 2025 ($4,936 million as at October 31, 2024) of which $4,792 million ($4,356 million as at October 31,

2024) was recorded in loans and $646 million ($580 million as at October 31, 2024) was recorded in other liabilities in our Consolidated Balance Sheet.
Changes in gross balances, including originations, maturities, sales, write-offs and repayments in the normal course of operations, impact the ACL.
The following tables show the continuity in the loss allowance by product type for the three months ended January 31, 2025 and January 31, 2024. Transfers represent the amount of ECL that moved between stages during the period, for example, moving from a
12-month
(Stage 1) to lifetime (Stage 2) ECL measurement basis. Net remeasurements represent the ECL impact due to transfers between stages, as well as changes in economic forecasts and credit quality. Model changes include new calculation models or methodologies.

5 0 BMO Financial Group First Quarter Report 2025

(Canadian $ in millions)
For the three months ended	January 31, 2025				January 31, 2024
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Loans: Residential mortgages
Balance as at beginning of period	$56	$186	$19	$261	$73	$151	$10	$234
Transfer to Stage 1	45	(44)	(1)	-	23	(23)	-	-
Transfer to Stage 2	(2)	7	(5)	-	(2)	5	(3)	-
Transfer to Stage 3	-	(8)	8	-	-	(6)	6	-
Net remeasurement of loss allowance	(42)	51	13	22	(33)	70	4	41
Loan originations	5	-	-	5	8	-	-	8
Derecognitions and maturities	(1)	(4)	-	(5)	(1)	(3)	-	(4)
Model changes	-	-	-	-	(1)	(5)	-	(6)
Total PCL (2)	5	2	15	22	(6)	38	7	39
Write-offs (3)	-	-	(1)	(1)	-	-	(2)	(2)
Recoveries of previous write-offs	-	-	1	1	-	-	2	2
Foreign exchange and other	1	3	(12)	(8)	(1)	(2)	(5)	(8)
Balance as at end of period	$62	$191	$22	$275	$66	$187	$12	$265
Loans: Consumer instalment and other personal
Balance as at beginning of period	$197	$471	$175	$843	$220	$434	$152	$806
Transfer to Stage 1	73	(67)	(6)	-	59	(55)	(4)	-
Transfer to Stage 2	(13)	25	(12)	-	(11)	22	(11)	-
Transfer to Stage 3	(2)	(42)	44	-	(2)	(29)	31	-
Net remeasurement of loss allowance	(68)	131	138	201	(65)	31	157	123
Loan originations	9	-	-	9	24	-	-	24
Derecognitions and maturities	(5)	(9)	-	(14)	(4)	(8)	(11)	(23)
Model changes	-	-	-	-	15	46	-	61
Total PCL (2)	(6)	38	164	196	16	7	162	185
Write-offs (3)	-	-	(170)	(170)	-	-	(159)	(159)
Recoveries of previous write-offs	-	-	28	28	-	-	25	25
Foreign exchange and other	3	5	(14)	(6)	(92)	(5)	(9)	(106)
Balance as at end of period	$194	$514	$183	$891	$144	$436	$171	$751
Loans: Credit cards
Balance as at beginning of period	$233	$472	$-	$705	$188	$308	$-	$496
Transfer to Stage 1	66	(66)	-	-	50	(50)	-	-
Transfer to Stage 2	(22)	22	-	-	(13)	13	-	-
Transfer to Stage 3	(2)	(107)	109	-	(1)	(48)	49	-
Net remeasurement of loss allowance	(60)	175	79	194	(75)	122	66	113
Loan originations	15	-	-	15	17	-	-	17
Derecognitions and maturities	(2)	(9)	-	(11)	(2)	(8)	-	(10)
Model changes	-	-	-	-	4	9	-	13
Total PCL (2)	(5)	15	188	198	(20)	38	115	133
Write-offs (3)	-	-	(223)	(223)	-	-	(152)	(152)
Recoveries of previous write-offs	-	-	53	53	-	-	48	48
Foreign exchange and other	1	5	(18)	(12)	(1)	(3)	(11)	(15)
Balance as at end of period	$229	$492	$-	$721	$167	$343	$-	$510
Loans: Business and government
Balance as at beginning of period	$892	$1,698	$537	$3,127	$1,043	$1,155	$533	$2,731
Transfer to Stage 1	159	(143)	(16)	-	184	(182)	(2)	-
Transfer to Stage 2	(111)	149	(38)	-	(119)	122	(3)	-
Transfer to Stage 3	(2)	(138)	140	-	(2)	(63)	65	-
Net remeasurement of loss allowance	(147)	388	406	647	(220)	295	140	215
Loan originations	78	-	-	78	83	8	-	91
Derecognitions and maturities	(38)	(85)	-	(123)	(50)	(92)	(11)	(153)
Model changes	-	-	-	-	53	57	-	110
Total PCL (2)	(61)	171	492	602	(71)	145	189	263
Write-offs (3)	-	-	(253)	(253)	-	-	(220)	(220)
Recoveries of previous write-offs	-	-	61	61	-	-	75	75
Foreign exchange and other	29	69	(84)	14	(59)	(31)	(57)	(147)
Balance as at end of period	$860	$1,938	$753	$3,551	$913	$1,269	$520	$2,702
Total as at end of period	$1,345	$3,135	$958	$5,438	$1,290	$2,235	$703	$4,228
Comprising: Loans	$1,093	$2,825	$874	$4,792	$1,062	$2,011	$683	$3,756
Other credit instruments (4)	252	310	84	646	228	224	20	472

(1)	Includes changes in the allowance for purchased credit impaired (PCI) loans.
(2)	Excludes PCL on other assets of $(7) million for the three months ended January 31, 2025 ($7 million for the three months ended January 31, 2024).
(3)
Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(4)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.
Credit Risk Exposure
The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at January 31, 2025 and October 31, 2024. Stage 1 represents performing loans carried with up to a
12-month
ECL, Stage 2 represents performing loans carried with a lifetime ECL, and Stage 3 represents loans with a lifetime ECL that are credit impaired.

BMO Financial Group First Quarter Report 2025 5 1

(Canadian $ in millions)	January 31, 2025				October 31, 2024
	Stage 1 (1)	Stage 2	Stage 3 (2)	Total	Stage 1 (1)	Stage 2	Stage 3 (2)	Total
Loans: Residential mortgages
Exceptionally low	$1	$-	$-	$1	$1	$-	$-	$1
Very low	92,029	2,225	-	94,254	86,730	5,631	-	92,361
Low	55,282	12,123	-	67,405	52,111	15,080	-	67,191
Medium	7,915	5,206	-	13,121	7,402	5,329	-	12,731
High	293	2,739	-	3,032	268	2,622	-	2,890
Not rated (3)	14,699	1,031	-	15,730	14,207	1,042	-	15,249
Impaired	-	-	750	750	-	-	657	657
Gross residential mortgages	170,219	23,324	750	194,293	160,719	29,704	657	191,080
ACL	62	190	12	264	56	185	10	251
Carrying amount	170,157	23,134	738	194,029	160,663	29,519	647	190,829
Loans: Consumer instalment and other personal
Exceptionally low	10,364	37	-	10,401	9,162	145	-	9,307
Very low	20,417	341	-	20,758	20,466	903	-	21,369
Low	25,835	3,677	-	29,512	26,125	4,575	-	30,700
Medium	7,589	5,542	-	13,131	7,405	5,526	-	12,931
High	736	2,135	-	2,871	789	2,017	-	2,806
Not rated (3)	15,086	675	-	15,761	14,522	475	-	14,997
Impaired	-	-	622	622	-	-	577	577
Gross consumer instalment and other personal	80,027	12,407	622	93,056	78,469	13,641	577	92,687
ACL	180	488	176	844	183	447	168	798
Carrying amount	79,847	11,919	446	92,212	78,286	13,194	409	91,889
Loans: Credit cards (4)
Exceptionally low	1,516	-	-	1,516	1,660	-	-	1,660
Very low	2,149	1	-	2,150	2,166	1	-	2,167
Low	2,134	46	-	2,180	2,110	60	-	2,170
Medium	4,542	825	-	5,367	4,544	824	-	5,368
High	783	960	-	1,743	746	922	-	1,668
Not rated (3)	375	189	-	564	430	149	-	579
Impaired	-	-	-	-	-	-	-	-
Gross credit cards	11,499	2,021	-	13,520	11,656	1,956	-	13,612
ACL	151	427	-	578	161	421	-	582
Carrying amount	11,348	1,594	-	12,942	11,495	1,535	-	13,030
Loans: Business and government (5)
Acceptable
Investment grade	192,761	3,231	-	195,992	191,742	3,437	-	195,179
Sub-investment grade	146,685	20,657	-	167,342	147,713	15,078	-	162,791
Watchlist	207	24,035	-	24,242	238	22,535	-	22,773
Impaired	-	-	5,582	5,582	-	-	4,609	4,609
Gross business and government	339,653	47,923	5,582	393,158	339,693	41,050	4,609	385,352
ACL	700	1,720	686	3,106	743	1,507	475	2,725
Carrying amount	338,953	46,203	4,896	390,052	338,950	39,543	4,134	382,627
Total gross loans and acceptances	601,398	85,675	6,954	694,027	590,537	86,351	5,843	682,731
Total net loans and acceptances	600,305	82,850	6,080	689,235	589,394	83,791	5,190	678,375
Commitments and financial guarantee contracts
Acceptable
Investment grade	205,177	765	-	205,942	198,132	787	-	198,919
Sub-investment grade	67,932	9,345	-	77,277	68,177	6,647	-	74,824
Watchlist	13	8,636	-	8,649	59	8,765	-	8,824
Impaired	-	-	1,863	1,863	-	-	1,373	1,373
Gross commitments and financial guarantee contracts	273,122	18,746	1,863	293,731	266,368	16,199	1,373	283,940
ACL	252	310	84	646	235	267	78	580
Carrying amount (6) (7)	$272,870	$18,436	$1,779	$293,085	$266,133	$15,932	$1,295	$283,360

(1)
Includes $66 million ($163 million as at October 31, 2024) of residential mortgages and $13,116 million ($12,431 million as at October 31, 2024) of business and government loans that are classified and measured at
FVTPL and not subject to ECL
.

(2)	Includes PCI loans.
(3)
Includes purchased portfolios and certain cases where an internal risk rating is not assigned. Alternative credit risk assessments, rating methodologies, policies and tools are used to manage credit risk for these portfolios.

(4)	Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.
(5)	Includes customers’ liability under acceptances.
(6)
Represents the total contractual amounts of undrawn credit facilities and other off-balance
sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

(7)	Certain commercial borrower commitments are conditional and may include recourse to counterparties.
Loans Past Due Not Impaired
Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected, or loans which are held at fair value. The following table presents loans that are past due but not classified as impaired as at January 31, 2025 and October 31, 2024. Loans less than 30 days past due are excluded as they are not generally representative of the borrower’s ability to meet their payment obligations.

(Canadian $ in millions)		January 31, 2025			October 31, 2024
	30 to 89 days	90 days or more (1)	Total	30 to 89 days	90 days or more (1)	Total
Residential mortgages	$797	$10	$807	$696	$15	$711
Credit cards, consumer instalment and other personal	787	189	976	734	173	907
Business and government	679	19	698	689	16	705
Total	$2,263	$218	$2,481	$2,119	$204	$2,323
 (1) Fully secured loans with amounts between 90 and 180 days past due that we have not classified as impaired totalled $10 million as at January 31, 2025 ($16 million as at October 31, 2024).

5 2 BMO Financial Group First Quarter Report 2025

ECL Sensitivity and Key Economic Variables
The ECL model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The allowance for performing loans is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario. Many of the factors have a high degree of interdependency, although there is no single factor to which loan loss allowances as a whole are sensitive.
The upside scenario as at January 31, 2025 assumes a stronger economic environment than the base case forecast, with lower unemployment rates.
As at January 31, 2025, our base case scenario depicts an economic environment with modestly higher unemployment rates in the near-term, largely in response to previously elevated interest rates and tighter lending conditions, and a moderate economic recovery over the medium-term as inflation is expected to ease further and lead to lower interest rates. Our base case forecast as at October 31, 2024 broadly depicted a weak economic environment in the near term, while improving over the medium term.
If we assumed a 100% weight on the base case forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $2,675 million as at January 31, 2025 ($2,625 million as at October 31, 2024), compared to the reported allowance for performing loans of $4,480 million ($4,205 million as at October 31, 2024).
As at January 31, 2025, our downside scenario
involves
a sharp contraction in the Canadian and U.S. economies in the near-term, followed by a relatively slow recovery. Our severe downside scenario depicts an even
deeper contraction in the Canadian and U.S. economies than in the downside scenario. The severe downside scenario as at October 31, 2024 broadly depicted a similar economic environment over the projection period. If we assumed a 100% severe downside economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $8,225 million as at January 31, 2025 ($7,500 million as at October 31, 2024), compared to the reported allowance for performing loans of $4,480 million ($4,205 million as at October 31, 2024).
Actual results in a recession will differ as our portfolio will change through time due to migration, growth, changes in geopolitical risks, risk mitigation actions and other factors. In addition, our allowance will reflect the four economic scenarios used in assessing the allowance, with often unequal weightings attached to each scenario, which can change through time.
The following tables show the key economic variables used to estimate the allowance for performing loans forecast over the next 12 months or lifetime measurement period. The variables as at January 31, 2025 do not include the impact of tariffs on the economic outlook, but they do incorporate uncertainty with respect to their potential introduction. While the values disclosed below are national variables, we use regional variables in the underlying models and consider factors impacting particular industries where appropriate.

	As at January 31, 2025
	Scenarios
All figures are average annual values	Upside		Base		Downside		Severe downside
	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)
Real GDP growth rates (2)
Canada	4.8%	2.6%	2.0%	1.9%	(2.4)%	1.2%	(3.7)%	1.2%
United States	4.7%	2.4%	2.3%	1.9%	(2.1)%	1.4%	(3.3)%	1.3%
Corporate BBB 10-year spread
Canada	1.2%	1.8%	1.8%	2.0%	3.5%	3.0%	4.2%	3.5%
United States	0.9%	1.6%	1.6%	2.0%	3.4%	3.1%	4.6%	3.6%
Unemployment rates
Canada	5.5%	5.0%	6.9%	6.6%	8.9%	9.6%	9.9%	10.7%
United States	3.6%	3.2%	4.3%	4.1%	6.8%	7.4%	7.5%	8.4%
Housing Price Index (2)
Canada (3)	7.2%	5.2%	3.0%	2.8%	(9.1)%	(1.7)%	(20.2)%	(5.0)%
United States (4)	5.8%	4.0%	2.7%	2.6%	(9.7)%	(1.0)%	(19.4)%	(4.3)%

(1)	The remaining forecast period is two years.
(2)	Real gross domestic product (GDP) and housing price index are averages of quarterly year-over-year growth rates.
(3)	In Canada, we use the Housing Price Index Benchmark Composite.
(4)	In the United States, we use the National Case-Shiller House Price Index.

BMO Financial Group First Quarter Report 2025 53

	$		$		$		$		$		$		$		$
	As at October 31, 2024
	Scenarios
All figures are average annual values	Upside				Base				Downside				Severe downside
	First 12 months		Remaining horizon (1)		First 12 months		Remaining horizon (1)		First 12 months		Remaining horizon (1)		First 12 months		Remaining horizon (1)
Real GDP growth rates (2)
Canada		4.6%		2.6%		1.8%		1.9%		(2.3)%		1.3%		(3.6)%		1.2%
United States		4.3%		2.4%		1.9%		1.9%		(2.1)%		1.4%		(3.4)%		1.3%
Corporate BBB 10-year spread
Canada		1.3%		1.8%		1.9%		2.0%		3.6%		3.0%		4.2%		3.5%
United States		0.9%		1.6%		1.6%		2.0%		3.4%		3.1%		4.6%		3.6%
Unemployment rates
Canada		5.3%		4.8%		7.0%		6.8%		8.8%		9.4%		9.8%		10.5%
United States		3.4%		3.0%		4.7%		4.4%		6.7%		7.3%		7.6%		8.4%
Housing Price Index (2)
Canada (3)		5.9%		5.4%		1.6%		3.0%		(10.9)%		(1.0)%		(19.0)%		(5.0)%
United States (4)		5.9%		4.0%		2.8%		2.6%		(9.6)%		(1.0)%		(19.3)%		(4.3)%

(1)	The remaining forecast period is two years.
(2)	Real gross domestic product (GDP) and housing price index are averages of quarterly year-over-year growth rates.
(3)	In Canada, we use the Housing Price Index Benchmark Composite.
(4)	In the United States, we use the National Case-Shiller House Price Index.
The
ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios, if all of

our performing loans were in Stage 1, our models would generate an allowance for performing loans of approximately $3,225 million ($3,050 million as at October 31, 2024), compared to the reported allowance for performing loans of $4,480 million ($4,205 million as
at October 31, 2024).

Note 4: Deposits

	Payable on demand
(Canadian $ in millions)	Interest bearing	Non-interest bearing	Payable after notice (1)	Payable on a fixed date (2) (3)	January 31, 2025	October 31, 2024
Amortized cost deposits by:
Banks (4)	$5,081	$2,439	$1,831	$23,265	$32,616	$32,546
Business and government	74,069	41,832	212,611	249,857	578,369	575,019
Individuals	3,967	35,796	150,192	139,246	329,201	320,767
Total amortized cost deposits	83,117	80,067	364,634	412,368	940,186	928,332
Deposits at FVTPL	-	-	-	56,646	56,646	54,108
Total (5)	$83,117	$80,067	$364,634	$469,014	$996,832	$982,440
Booked in:
Canada	$72,647	$68,057	$151,640	$326,995	$619,339	$618,141
United States	10,402	12,009	211,102	93,808	327,321	314,066
Other countries	68	1	1,892	48,211	50,172	50,233
Total	$83,117	$80,067	$364,634	$469,014	$996,832	$982,440

(1)	Includes $46,979 million of non-interest bearing deposits as at January 31, 2025 ($44,617 million as at October 31, 2024).
(2)
Includes $64,536 million of senior unsecured debt as at January 31, 2025 subject to the Bank Recapitalization
(Bail-In)
regime ($65,986 million as at October 31, 2024). The
Bail-In
regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(3)
Deposits totalling $29,063 million as at January 31, 2025 ($29,136 million as at October 31, 2024) can be redeemed early, either fully or partially, by customers without penalty. These are classified as payable on a fixed date, based on their remaining contractual maturities.

(4)	Includes regulated and central banks.
(5)
Includes $539,423 million of deposits denominated in U.S. dollars as at January 31, 2025 ($521,160 million as at October 31, 2024), and $55,039 million of deposits denominated in other foreign currencies ($54,397 million as at October 31, 2024).

The following table presents deposits payable on a fixed date and greater than one hundred thousand dollars:

(Canadian $ in millions)	Canada	United States	Other	Total
As at January 31, 2025	$277,246	$82,792	$48,203	$408,241
As at October 31, 2024	285,555	77,313	48,086	410,954
The following table presents the maturity schedule for deposits payable on a fixed date greater than one hundred thousand dollars, which are booked in Canada:

(Canadian $ in millions)	Less than 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
As at January 31, 2025	$52,532	$46,585	$48,980	$129,149	$277,246
As at October 31, 2024	63,442	33,704	62,674	125,735	285,555

54 BMO Financial Group First Quarter Report 2025

Note 5: Insurance
Insurance Results
Insurance service results in our Consolidated Statement of Income are as follows:

(Canadian $ in millions)	For the three months ended
	January 31, 2025	January 31, 2024
Insurance revenue	$470	$433
Insurance service expenses	(351)	(297)
Net expenses from reinsurance contracts	(28)	(37)
Insurance service results	$91	$99
Insurance investment results in our Consolidated Statement of Income are as follows:

(Canadian $ in millions)	For the three months ended
	January 31, 2025	January 31, 2024
Investment return	$559	$1,283
Insurance finance (expense) from insurance and reinsurance contracts held	(473)	(1,225)
Movement in investment contract liabilities	(26)	(67)
Insurance investment results	$60	$(9)
Insurance Contract Liabilities
Insurance contract liabilities by remaining coverage and incurred claims comprise the following:

(Canadian $ in millions)	For the three months ended January 31, 2025			For the three months ended January 31, 2024
	Liabilities for remaining coverage	Liabilities for incurred claims	Total	Liabilities for remaining coverage	Liabilities for incurred claims	Total
Insurance contract liabilities, beginning of period	$17,047	$201	$17,248	$13,114	$235	$13,349
Insurance service results	(423)	321	(102)	(385)	263	(122)
Net finance expenses from insurance contracts	531	-	531	1,267	-	1,267
Total cash flows	658	(308)	350	1,037	(270)	767
Other changes in the net carrying amount of the insurance contract	1	4	5	(1)	(3)	(4)
Insurance contract liabilities, end of period (1)	$17,814	$218	$18,032	$15,032	$225	$15,257
 (1) The liabilities for incurred claims relating to insurance contracts in our creditor and reinsurance business were $116 million as at January 31, 2025 and $
126

million as at January 31, 2024.
Contractual service margin (CSM) from contracts issued was $18 million for the three months ended January 31, 2025 ($40 million for the three months ended January 31, 2024). Total CSM as at January 31, 2025 was $1,567 million ($1,550 million as at October 31, 2024). This excludes the impact of any reinsurance held, which is not significant to the bank. Onerous contract losses for the three months ended January 31, 2025 and January 31, 2024 were not material.
We use the following rates for discounting fulfilment cash flows for our insurance contract liabilities, which are based on a risk-free yield adjusted for an illiquidity premium that reflects the liquidity characteristics of the liabilities:

Portfolio duration:	January 31, 2025	October 31, 2024
1 year	3.58%	4.16%
3 years	3.78%	4.17%
5 years	4.04%	4.35%
10 years	4.63%	4.82%
20 years	5.04%	5.15%
30 years	4.89%	4.98%
Ultimate	5.00%	5.00%

BMO Financial Group First Quarter Report 2025 55

Note 6: Equity
Preferred and Common Shares Outstanding and Other Equity Instruments
(1)

(Canadian $ in millions, except as noted)			January 31, 2025			October 31, 2024
	Number of shares	Amount	Dividends declared per share (2)	Number of shares	Amount	Dividends declared per share (2)	Convertible into
Preferred Shares - Classified as Equity
Class B – Series 31	-	$-	$-	12,000,000	$300	$0.96	Class B -Series 32	(3) (4)
Class B – Series 33	8,000,000	200	0.19	8,000,000	200	0.76	Class B -Series 34	(3) (4)
Class B – Series 44	16,000,000	400	0.43	16,000,000	400	1.70	Class B -Series 45	(3) (4)
Class B – Series 50	500,000	500	-	500,000	500	73.73	Not convertible	(4)
Class B – Series 52	650,000	650	-	650,000	650	70.57	Not convertible	(4)
Preferred Shares - Classified as Equity		$1,750			$2,050
							Recourse to
Other Equity Instruments
4.800% Additional Tier 1 Capital Notes (AT1 Notes)		$658			$658		-	(4) (5) (7)
4.300% Limited Recourse Capital Notes, Series 1 (Series 1 LRCNs)		1,250			1,250	Preferred Shares Series 48		(4) (6) (7)
5.625% Limited Recourse Capital Notes, Series 2 (Series 2 LRCNs)		750			750	Preferred Shares Series 49		(4) (6) (7)
7.325% Limited Recourse Capital Notes, Series 3 (Series 3 LRCNs)		1,000			1,000	Preferred Shares Series 51		(4) (6) (7)
7.700% Limited Recourse Capital Notes, Series 4 (Series 4 LRCNs)		1,356			1,356	Preferred Shares Series 53		(4) (6) (7)
7.300% Limited Recourse Capital Notes, Series 5 (Series 5 LRCNs)		1,023			1,023	Preferred Shares Series 54		(4) (6) (7)
Other Equity Instruments		6,037			6,037
Preferred Shares and Other Equity Instruments		7,787			8,087
Common Shares	728,763,569	$23,923	$1.59	729,529,876	$23,921	$6.12		(8) (9) (10)

(1)	For additional information refer to Notes 17 and 21 of our annual consolidated financial statements for the year ended October 31, 2024.
(2)
Represents
year-to-date
dividends declared per share as at reporting date.
Non-cumulative
dividends on preferred shares are payable quarterly as and when declared by the Board of Directors, except for Class B – Series 50 and 52 preferred share dividends, which are payable semi-annually.

(3)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates, subject to certain conditions.
(4)
The instruments issued include a NVCC provision, which is necessary for the preferred shares, AT1 Notes and by virtue of the recourse to the Preferred Shares Series 48, Preferred Shares Series 49, Preferred Shares Series 51, Preferred Shares Series 53 and Preferred Shares Series 54 (collectively, the LRCN Preferred Shares) for Series 1, Series 2, Series 3, Series 4 and Series 5 LRCNs (collectively, the LRCNs), respectively, to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable
or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.
In such an event, each preferred share, including the LRCN Preferred Shares and AT1 Notes, is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument, including declared and unpaid dividends, by the conversion price and then applying the multiplier.

(5)	The notes had an initial interest rate of 4.800% and reset on August 25, 2024 to 6.709%.
(6)
Non-deferrable
interest is payable semi-annually on the Series 1, Series 2 and Series 3 LRCNs and quarterly on the Series 4 and Series 5 LRCNs at the bank’s discretion.
Non-payment
of interest will result in a recourse event, with the noteholders’ sole remedy being the holders’ proportionate share of trust assets comprised of the LRCN Preferred Shares, each series of which is issued concurrently with the corresponding LRCNs and are eliminated on consolidation. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCNs. In circumstances where the LRCN Preferred Shares are converted into common shares of the bank under the NVCC provision, the LRCNs would be redeemed and the noteholders’ sole remedy would be their proportionate share of trust assets, then comprised of common shares of the bank received by the trust on conversion.

(7)	The rates represent the annual interest rate percentage applicable to the notes issued as at the reporting date.
(8)
The stock options issued under the Stock Option Plan are convertible into 6,796,715 common shares as at January 31, 2025 (6,554,492 common shares as at October 31, 2024) of which 3,292,163 are exercisable as at January 31, 2025 (2,856,460 as at October 31, 2024).

(9)
During the three months ended January 31, 2025, we issued nil common shares, under the Shareholder Dividend Reinvestment and Share Purchase Plan (4,057,988 common shares during the three months ended January 31, 2024) and we issued 474,410 common shares, under the Stock Option Plan (390,996 common shares during the three months ended January 31, 2024).

(10)	Common shares are net of 95,889 treasury shares as at January 31, 2025 (55,172 treasury shares as at October 31, 2024).
Other Equity Instruments
The AT1 Notes and LRCNs are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both instruments and, as a result, the full amount of proceeds has been classified as equity and form part of our additional Tier 1 NVCC. Distributions on the AT1 Notes and LRCNs are recognized as a reduction in equity when payable. The AT1 Notes and LRCNs are subordinate to the claims of the depositors and certain other creditors in right of payment.
Preferred Shares
On November 25, 2024, we redeemed all of our outstanding 12 million
Non-Cumulative
5-year
Rate Reset Class B Preferred Shares, Series 31 (NVCC) for an aggregate total of $300 million.
Common Shares
On January 17, 2025, we announced a normal course issuer bid (NCIB) to purchase up to 20 million of our common shares for cancellation commencing January 22, 2025, and ending no later than January 21, 2026. The timing and amount of purchases under the NCIB are determined by management, based on factors such as market conditions and capital levels. During the three months ended January 31, 2025, we purchased for cancellation 1.2 million common shares under the NCIB, at an average price of $144.43 per share for a total amount of $176 million, including tax.
Shareholder Dividend Reinvestment and Share Purchase Plan
Until further notice, common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan will be purchased on the open market without a discount.

5 6 BMO Financial Group First Quarter Report 2025

Non-Controlling
Interest
Non-controlling
interest in subsidiaries, relating to our acquisition of Bank of the West, was $41 million as at January 31, 2025 ($36 million as at
October 31, 2024).

Note 7: Fair Value Measurements
Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet
Set out in the following table are the amounts that would be reported if all financial instruments not currently carried at fair value were reported at their fair values. Refer to Note 18 of our annual consolidated financial statements for the year ended October 31, 2024 for further discussion on the determination of fair value.

(Canadian $ in millions)	January 31, 2025		October 31, 2024
	Carrying value	Fair value	Carrying value	Fair value
Securities (1)
Amortized cost	$107,444	$98,878	$115,188	$106,461

Loans (1) (2)
Residential mortgages	193,963	191,754	190,666	188,848
Consumer instalment and other personal	92,212	92,037	91,889	91,513
Credit cards	12,942	12,942	13,030	13,030
Business and government	376,355	376,720	369,776	370,101
	675,472	673,453	665,361	663,492

Deposits (3)	940,186	940,831	928,332	928,689
Securitization and structured entities’ liabilities (4)	21,697	21,667	21,850	21,653
Other liabilities (5)	3,098	2,842	2,929	2,669
Subordinated debt	8,554	8,752	8,377	8,543
This
table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, certain other assets, certain other liabilities and securities lent or sold under repurchase agreements.

(1)	Carrying value is net of ACL.
(2)
Excludes $66 million of residential mortgages classified as FVTPL, $13,116 million of business and government loans classified as FVTPL and $61 million of business and government loans classified as FVOCI ($163 million, $12,431 million and $61 million, respectively, as at October 31, 2024).

(3)
Excludes $48,383 million of structured note liabilities, $4,210 million of money market deposits, $1,223 million of embedded options related to structured deposits carried at amortized cost and $2,830 million of metals deposits measured at fair value ($45,222 million, $6,032 million, $1,047 million and $1,807 million, respectively, as at October 31, 2024).

(4)	Excludes $25,097 million of securitization and structured entities’ liabilities classified as FVTPL ($18,314 million as at October 31, 2024).
(5)	Other liabilities include certain investment contract liabilities in our insurance business measured at amortized cost, as well as certain other liabilities of subsidiaries.
Fair Value Hierarchy
We use a fair value hierarchy to categorize assets and liabilities carried at fair value according to the inputs we use in valuation techniques to measure fair value.
Valuation Techniques and Significant Inputs
We determine the fair value of assets and liabilities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial assets and liabilities using models such as discounted cash flows with observable market data for inputs, such as yields or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.
Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

BMO Financial Group First Quarter Report 2025 5 7

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models using one or more significant unobservable inputs (Level 3) in the valuation of securities, loans classified as FVTPL and FVOCI, other assets, fair value liabilities, derivative assets and derivative liabilities is presented in the following table:

(Canadian $ in millions)			January 31, 2025		October 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	$33	$9,720	$-	$9,753	$1,272	$8,764	$-	$10,036
Canadian provincial and municipal governments	-	7,789	-	7,789	-	7,585	-	7,585
U.S. federal government	3,748	25,435	-	29,183	2,688	21,560	-	24,248
U.S. states, municipalities and agencies	-	653	-	653	-	565	-	565
Other governments	248	5,405	-	5,653	92	3,757	-	3,849
NHA MBS, and U.S. agency MBS and CMO	-	51,769	-	51,769	-	40,995	-	40,995
Corporate debt	-	12,176	-	12,176	-	10,172	-	10,172
Trading loans	-	4,356	-	4,356	-	5,493	-	5,493
Corporate equity	61,450	476	6	61,932	65,559	420	4	65,983
	65,479	117,779	6	183,264	69,611	99,311	4	168,926
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	-	703	-	703	166	237	-	403
Canadian provincial and municipal governments	-	1,623	-	1,623	-	1,578	-	1,578
U.S. federal government	-	1,547	-	1,547	-	1,527	-	1,527
Other governments	-	-	-	-	-	25	-	25
NHA MBS, and U.S. agency MBS and CMO	-	22	-	22	-	21	-	21
Corporate debt	-	9,072	33	9,105	-	8,745	35	8,780
Corporate equity	996	905	5,202	7,103	921	910	4,899	6,730
	996	13,872	5,235	20,103	1,087	13,043	4,934	19,064
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	-	37,832	-	37,832	3,212	30,965	-	34,177
Canadian provincial and municipal governments	-	6,061	-	6,061	-	5,996	-	5,996
U.S. federal government	-	16,973	-	16,973	25	16,940	-	16,965
U.S. states, municipalities and agencies	-	4,946	-	4,946	-	5,068	-	5,068
Other governments	-	6,246	-	6,246	-	5,656	-	5,656
NHA MBS, and U.S. agency MBS and CMO	-	23,743	-	23,743	-	21,293	-	21,293
Corporate debt	-	4,293	-	4,293	-	4,370	-	4,370
Corporate equity	-	-	163	163	-	-	177	177
	-	100,094	163	100,257	3,237	90,288	177	93,702
Loans
Residential mortgages	-	66	-	66	-	163	-	163
Business and government loans	-	12,856	321	13,177	-	12,190	302	12,492
	-	12,922	321	13,243	-	12,353	302	12,655
Other Assets (1)	15,629	-	1,841	17,470	11,236	-	1,717	12,953
Fair Value Liabilities (2)
Deposits (3)	-	56,646	-	56,646	-	54,108	-	54,108
Securities sold but not yet purchased	10,593	33,454	-	44,047	10,631	24,399	-	35,030
Other liabilities (4)	1,861	25,903	-	27,764	1,754	19,110	-	20,864
	12,454	116,003	-	128,457	12,385	97,617	-	110,002
Derivative Assets
Interest rate contracts	65	10,379	-	10,444	36	9,851	-	9,887
Foreign exchange contracts	33	25,988	42	26,063	4	21,258	10	21,272
Commodity contracts	95	1,454	5	1,554	169	1,656	2	1,827
Equity contracts	114	14,322	13	14,449	539	13,718	-	14,257
Credit default swaps	-	3	-	3	-	10	-	10
	307	52,146	60	52,513	748	46,493	12	47,253
Derivative Liabilities
Interest rate contracts	62	11,787	-	11,849	32	10,811	-	10,843
Foreign exchange contracts	-	28,855	-	28,855	-	19,955	-	19,955
Commodity contracts	38	1,297	-	1,335	96	1,721	4	1,821
Equity contracts	37	24,266	2	24,305	75	25,596	2	25,673
Credit default swaps	-	8	1	9	-	10	1	11
	137	66,213	3	66,353	203	58,093	7	58,303

(1)	Other assets include precious metals, segregated fund assets and investment properties in our insurance business, carbon credits, certain receivables and other items measured at fair value.
(2)
Interest expense for liabilities carried at fair value is $720 million for the three months ended January 31, 2025 ($529 million for the three months ended January 31, 2024). Interest expense for liabilities carried at amortized cost is $10,505 million for the three months ended January 31, 2025 ($10,604 million for the three months ended January 31, 2024).

(3)	Deposits include structured note liabilities, money market and metals deposits designated at FVTPL and certain embedded options related to structured deposits carried at amortized cost.
(4)
Other liabilities include certain investment contract liabilities and segregated fund liabilities in our insurance business, as well as certain securitization and structured entities’ liabilities measured at FVTPL.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

5 8 BMO Financial Group First Quarter Report 2025

Quantitative Information about Level 3 Fair Value Measurements
The table below presents the fair values of our significant Level 3 financial instruments measured at fair value on a recurring basis, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations. We have not applied any other reasonably possible alternative assumptions to the significant Level 3 categories of private equity investments, as the net asset values are provided by the investment or fund managers.

(Canadian $ in millions, except as noted)					January 31, 2025
					Range of input values (1)
	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Low	High
Private equity	Corporate equity	$5,202	Net asset value	Net asset value	na	na
			EV/EBITDA	Multiple	5	22
Investment properties	Other assets	1,363	Income approach	Capitalization rate	2%	8%

(1)
The low and high input values represent the lowest and highest actual level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within each product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

na	– not applicable
Significant Transfers
Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between Level 1 and Level 2 are dependent on the recency of issuance and availability of quoted market prices in the active market.
The following table presents significant transfers between Level 1 and Level 2 for the three months ended January 31, 2025 and January 31, 2024:

(Canadian $ in millions)	For the three months ended
	January 31, 2025		January 31, 2024
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading securities	$2,664	$1,440	$1,094	$97
FVTPL securities	-	-	168	-
FVOCI securities	1,869	-	1,110	709
Securities sold but not yet purchased	1,737	1,986	2,060	26
 Certain comparative figures have been reclassified to conform with the current period’s presentation.
Changes in Level 3 Fair Value Measurements
The tables below present a reconciliation of all changes in Level 3 financial instruments for the three months ended January 31, 2025 and January 31, 2024, including realized and unrealized gains (losses) included in earnings and other comprehensive income as well as transfers into and out of Level 3. Transfers from Level 2 into Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers out of Level 3 into Level 2 were due to an increase in observable market inputs used in pricing the securities.

BMO Financial Group First Quarter Report 2025 5 9

		Change in fair value			Movements		Transfers
For the three m on ths ended January 31, 2025 (Canadian $ in millions)	Balance October 31, 2024	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at January 31, 2025	Change in unrealized gains (losses) recorded in income for instruments still held (2)

Trading Securities
Corporate equity	$4	$-	$-	$2	$-	$-	$-	$-	$6	$-
Total trading securities	4	-	-	2	-	-	-	-	6	-
FVTPL Securities
Corporate debt	35	(1)	-	1	-	-	-	(2)	33	(1)
Corporate equity	4,899	24	89	272	(82)	-	-	-	5,202	84
Total FVTPL securities	4,934	23	89	273	(82)	-	-	(2)	5,235	83
FVOCI Securities
Corporate equity	177	-	(15)	1	-	-	-	-	163	na
Total FVOCI securities	177	-	(15)	1	-	-	-	-	163	na
Business and Government Loans	302	13	6	6	-	(6)	-	-	321	13
Other Assets	1,717	(55)	-	194	-	(15)	-	-	1,841	(51)
Derivative Assets
Foreign exchange contracts	10	-	-	32	-	-	-	-	42	-
Commodity contracts	2	3	-	-	-	-	-	-	5	3
Equity contracts	-	-	-	-	-	-	13	-	13	-
Total derivative assets	12	3	-	32	-	-	13	-	60	3
Other Liabilities	-	-	-	-	-	-	-	-	-	-
Derivative Liabilities
Commodity contracts	4	(4)	-	-	-	-	-	-	-	(4)
Equity contracts	2	-	-	-	-	-	-	-	2	-
Credit default swaps	1	-	-	-	-	-	-	-	1	-
Total derivative liabilities	7	(4)	-	-	-	-	-	-	3	(4)

		Change in fair value			Movements		Transfers
For the three months ended January 31, 2024 (Canadian $ in millions)	Balance October 31, 2023	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at January 31, 2024	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
Corporate equity	$37	$-	$-	$-	$-	$-	$-	$(37)	$-	$-
Total trading securities	37	-	-	-	-	-	-	(37)	-	-
FVTPL Securities
Corporate debt	27	(3)	-	-	-	-	-	-	24	(3)
Corporate equity	4,208	(107)	(59)	316	(38)	-	-	(1)	4,319	(49)
Total FVTPL securities	4,235	(110)	(59)	316	(38)	-	-	(1)	4,343	(52)
FVOCI Securities
Corporate equity	160	-	11	2	-	-	-	-	173	na
Total FVOCI securities	160	-	11	2	-	-	-	-	173	na
Business and Government Loans	186	-	(6)	33	-	(17)	-	-	196	-
Other Assets	1,723	39	-	4	(21)	(74)	-	-	1,671	65
Derivative Assets
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Commodity contracts	5	2	-	-	-	-	-	-	7	2
Equity contracts	-	-	-	-	-	-	7	-	7	-
Total derivative assets	5	2	-	-	-	-	7	-	14	2
Other Liabilities	5	-	-	8	-	-	-	-	13	-
Derivative Liabilities
Commodity contracts	1	-	-	-	-	-	-	-	1	-
Equity contracts	8	-	-	-	-	-	-	(8)	-	-
Credit default swaps	2	(1)	-	-	-	-	-	-	1	-
Total derivative liabilities	11	(1)	-	-	-	-	-	(8)	2	-

(1)	Foreign exchange translation on assets and liabilities held by foreign operations is included in other comprehensive income, net foreign operations.
(2)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on January 31, 2025 and January 31, 2024 are included in earnings for the period.
 Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
 Certain comparative figures have been reclassified to conform with the current period’s presentation.

na	– not applicable

6 0 BMO Financial Group First Quarter Report 2025

Note 8: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and our internal assessment of required economic capital; underpins our operating groups’ business strategies and considers the market environment; supports depositor, investor and regulator confidence, while building long-term shareholder value; and is consistent with our target credit ratings.
As at January 31, 2025, we met OSFI’s target capital ratio requirements, which include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for Domestic Systemically Important Banks
(D-SIBs),
a Countercyclical Buffer and a 3.5% Domestic Stability Buffer (DSB) applicable to
D-SIBs.
On December 17, 2024, OSFI announced that the DSB will remain at 3.5%.
Our capital position as at January 31, 2025 is further detailed in the Capital Management section of our interim Management’s Discussion and Analysis.
Regulatory Capital and Total Loss Absorbing Capacity Measures, Risk-Weighted Assets and Leverage Exposures
(1)

(Canadian $ in millions, except as noted)	January 31, 2025	October 31, 2024
CET1 Capital	$59,197	$57,054
Tier 1 Capital	66,849	64,735
Total Capital	76,340	73,911
TLAC	129,375	123,288
Risk-Weighted Assets	433,944	420,838
Leverage Exposures	1,529,299	1,484,962
CET1 Ratio	13.6%	13.6%
Tier 1 Capital Ratio	15.4%	15.4%
Total Capital Ratio	17.6%	17.6%
TLAC Ratio	29.8%	29.3%
Leverage Ratio	4.4%	4.4%
TLAC Leverage Ratio	8.5%	8.3%

(1)	Calculated in accordance with OSFI’s Capital Adequacy Requirements Guideline, Leverage Requirements Guideline and Total Loss Absorbing Capacity (TLAC) Guideline.

Note 9: Employee Compensation
Stock Options
During the three months ended January 31, 2025, we granted a total of 716,633 stock options (1,113,853 stock options during the three months ended January 31, 2024) with a weighted-average fair value of $18.46 per option ($15.33 per option for the three months ended January 31, 2024).
To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the three months ended	January 31, 2025	January 31, 2024
Expected dividend yield	3.6%	4.5%
Expected share price volatility	16.7%	17.4% - 17.6%
Risk-free rate of return	2.8%	3.3% - 3.4%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	141.00	118.50
 Changes to the input assumptions can result in different fair value estimates.
Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	January 31, 2025	January 31, 2024	January 31, 2025	January 31, 2024
Current service cost	$44	$38	$2	$1
Net interest (income) expense	(12)	(15)	9	11
Impact of plan amendments	(19)	-	-	(84)
Administrative expenses	5	3	-	-
Benefits expense	18	26	11	(72)
Government pension plans expense (1)	101	104	-	-
Defined contribution expense	109	105	-	-
Total pension and other employee future benefit expenses (recovery) recognized in our Consolidated Statement of Income	$228	$235	$11	$(72)

(1)	Includes Canada Pension Plan, Quebec Pension Plan and U.S. Federal Insurance Contributions Act.
We amended one of our U.S. pension plans in the first quarter of 2025, resulting in a $19 million benefit that was recognized as a reduction in employee compensation expense.

BMO Financial Group First Quarter Report 2025 6 1

Note 10: Earnings Per Share
Basic earnings per share is calculated by dividing net income attributable to bank shareholders, after deducting dividends payable on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the period.
Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.
The following tables present our basic and diluted earnings per share:
Basic Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2025	January 31, 2024
Net income attributable to bank shareholders	$2,134	$1,290
Dividends on preferred shares and distributions on other equity instruments	(65)	(40)
Net income available to common shareholders	$2,069	$1,250
Weighted-average number of common shares outstanding (in thousands)	729,564	723,751
Basic earnings per common share (Canadian $)	$2.84	$1.73
Diluted Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2025	January 31, 2024
Net income available to common shareholders	$2,069	$1,250
Weighted-average number of common shares outstanding (in thousands)	729,564	723,751
Effect of dilutive instruments
Stock options potentially exercisable (1)	6,245	3,816
Common shares potentially repurchased	(5,119)	(2,981)
Weighted-average number of diluted common shares outstanding (in thousands)	730,690	724,586
Diluted earnings per common share (Canadian $)	$2.83	$1.73

(1)
In computing diluted earnings per share, we excluded average stock options outstanding of 482,948 with a weighted-average exercise price of $153.89 for the three months ended January 31, 2025 (2,991,066 with a weighted-average exercise price of $132.29 for the three months ended
January 31, 2024), as the average share price for the periods did not exceed the exercise price.

Note 11: Income Taxes
Tax Assessments
Canadian tax authorities have reassessed us for additional income tax and interest in an amount of approximately $1,465 million in respect of certain 2011-2018 Canadian corporate dividends. These reassessments denied certain dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement.” In general, the tax rules raised by the Canadian tax authorities were prospectively addressed in the 2015 and 2018 Canadian federal budgets. We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.
Global Minimum Tax
In May 2023, the IASB issued an amendment to IAS 12
Income Taxes
(IAS 12). The amendment addresses concerns around accounting for the global minimum top-up
tax as outlined in the
two-pillar
plan for international tax reform developed by members of the Organisation for Economic
Co-operation
and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting. The amendment to IAS 12 includes temporary mandatory relief from recognizing and disclosing deferred taxes related to the top-up
tax. We have applied the temporary mandatory relief related to deferred taxes in jurisdictions in which we operate where the top-up
tax legislation has been enacted, or substantively enacted. The global minimum tax rules are effective for our fiscal year beginning November 1, 2024, and as a result, our effective tax rate increased by approximately 65 basis points for the three months ended January 31, 2025.

6 2 BMO Financial Group First Quarter Report 2025

Note 12: Operating Segmentation
Operating Groups
We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (P&C) (comprised of Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C)), BMO Wealth Management (BMO WM) and BMO Capital Markets (BMO CM), along with a Corporate Services unit.
For additional information refer to Note 26 of our annual consolidated financial statements for the year ended October 31, 2024.
Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended January 31, 2025	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	$2,385	$2,205	$355	$699	$(246)	$5,398
Non-interest revenue	680	471	1,231	1,374	112	3,868
Total Revenue	3,065	2,676	1,586	2,073	(134)	9,266
Provision for credit losses on impaired loans	491	312	1	35	20	859
Provision for (recovery of) credit losses on performing loans	51	102	(1)	11	(11)	152
Total provision for credit losses	542	414	-	46	9	1,011
Depreciation and amortization	153	240	67	85	-	545
Non-interest expense	1,137	1,298	1,028	1,170	249	4,882
Income (loss) before taxes and non-controlling interest in subsidiaries	1,233	724	491	772	(392)	2,828
Provision for (recovery of) income taxes	339	144	122	185	(100)	690
Reported net income (loss)	$894	$580	$369	$587	$(292)	$2,138
Non-controlling interest in subsidiaries	$-	$-	$-	$-	$4	$4
Net income (loss) attributable to bank shareholders	$894	$580	$369	$587	$(296)	$2,134
Average assets (3)	$341,485	$248,222	$70,005	$578,930	$282,872	$1,521,514

For the three months ended January 31, 2024	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	$2,141	$2,058	$325	$505	$(308)	$4,721
Non-interest revenue	637	396	1,003	1,084	(169)	2,951
Total Revenue	2,778	2,454	1,328	1,589	(477)	7,672
Provision for credit losses on impaired loans	238	183	3	11	38	473
Provision for (recovery of) credit losses on performing loans	57	107	10	(33)	13	154
Total provision for (recovery of) credit losses	295	290	13	(22)	51	627
Depreciation and amortization	143	246	66	77	-	532
Non-interest expense	1,067	1,220	931	1,039	600	4,857
Income (loss) before taxes and non-controlling interest in subsidiaries	1,273	698	318	495	(1,128)	1,656
Provision for (recovery of) income taxes	352	138	78	102	(306)	364
Reported net income (loss)	$921	$560	$240	$393	$(822)	$1,292
Non-controlling interest in subsidiaries	$-	$-	$-	$-	$2	$2
Net income (loss) attributable to bank shareholders	$921	$560	$240	$393	$(824)	$1,290
Average assets (3)	$321,018	$232,345	$62,524	$438,202	$267,902	$1,321,991

(1)	Corporate Services includes Technology and Operations.
(2)
Operating groups report on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparisons of income between taxable and tax-exempt
sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

(3)
Included within average assets are average earning assets, which are comprised of deposits with other banks, deposits at central banks, securities borrowed or purchased under resale agreements, loans and securities. Total average earning assets for three months ended January 31, 2025 are $1,319,541 million, including $339,325 million for Canadian P&C, $227,215 million for U.S. P&C, and $753,001 million for all other operating segments including Corporate Services (for three months ended January 31, 2024 – Total: $1,194,407 million, Canadian P&C: $307,501 million, U.S. P&C: $212,331 million and all other operating segments: $674,575 million).

BMO Financial Group First Quarter Report 2025 6 3